

February 6, 2013

Mr. R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, WI 53209

      Re: Johnson Controls, Inc.
               Form 10-K
               Filed November 19, 2012
               File No. 1-5097

Dear Mr. McDonald:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2012

Management's Discussion and Analysis, page 25

Contractual Obligations, page 43

1. Please clarify whether obligations related to your interest rate swaps as discussed on page 48 have been included in the table. If not, please revise future filings to disclose estimates of the amounts you will be obligated to pay to the extent that you are in the position of paying cash rather than receiving cash thereunder. Refer to Item 303(a)(5) of Regulation S-K.

Financial Statements

2. Please tell us the material components of the Net financing charges line item in the statements of income. Please tell us the material components of the following line items in the statements of financial position: Other current assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities.

20. Commitments and Contingencies, page 105

3. We note the EC investigation mentioned on page 10. Please confirm that you will revise future filings as applicable to include the salient facts and circumstances related to the investigation and to provide the disclosures required by ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief